Filed pursuant to Rule 424(b)(5)

Registration No. 333-285000

PROSPECTUS SUPPLEMENT

(to prospectus dated March 25, 2025)

New Horizon Aircraft Ltd.

Up to $16,500,000

Common Shares

This Prospectus Supplement amends and supplements the information in the prospectus supplement, dated March 25, 2025 (the “Original Prospectus Supplement”), and the accompanying prospectus dated March 25, 2025 (collectively, the “Prior Prospectus”). This Prospectus Supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

Under the Prior Prospectus, we registered up to $6,250,000 of our Class A ordinary shares, without par value (the “Common Shares”), relating to the offer and sale of our Common Shares from time to time through or to JonesTrading Institutional Services LLC (“Jones”), acting as sales agent in “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to that certain Capital on Demand™ Sales Agreement, dated as of February 14, 2025, between us and Jones (the “Sales Agreement”).

As of June 27, 2025, the aggregate market value of our outstanding Common Shares held by non-affiliates (“public float”) was approximately $65.4 million, which we calculated based on 37,415,861 outstanding Common Shares, of which 28,698,633 Common Shares were held by non-affiliates, and a price per share of $2.28 as of June 18, 2025, which is a date within 60 days prior to the date of this Prospectus Supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell, pursuant to the registration statement, of which this Prospectus Supplement is a part, securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period, so long as our public float remains below $75 million. During the 12 calendar months prior to and including the date of this Prospectus Supplement, we have offered and sold 3,340,714 Common Shares for approximately $5.1 million pursuant to General Instruction I.B.6 of Form S-3.

We are filing this Prospectus Supplement to amend the Prior Prospectus to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement under General Instruction I.B.6 of Form S-3. As a result of these limitations, we may currently offer and pursuant to this Prospectus Supplement are registering Common Shares having an aggregate offering price of up to $16,500,000. In the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 of Form S-3 and subject to the terms of the Sales Agreement. In the event that our public float increases above $75.0 million, we will no longer be subject to the limitations of General Instruction I.B.6 of Form S-3.

Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HOVR”. On June 27, 2025, the last reported sale price of our Common Shares on Nasdaq was $1.74 per share.

We are an emerging growth company and a smaller reporting company under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company” on page S-1 of the Original Prospectus Supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under the heading “Risk Factors” beginning on page S-5 of the Original Prospectus Supplement, page 4 of the accompany prospectus and under similar headings in the documents that are incorporated by reference into the Prior Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prior Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 27, 2025.